# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TENAX THERAPEUTICS, INC., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-24-003915
Filed by CIK 0001871665

## Reporting persons
- Lind Global Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 442,480; shared voting power 0; sole dispositive power 442,480; shared dispositive power 0; aggregate amount beneficially owned 442,480 (8.8% of the class)
  Comment: The reporting person's ownership consists of 442,480 warrants to purchase shares of common stock (the "Warrants"). Such Warrants may not be exercised if, following such exercise, the reporting person's beneficial ownership would exceed 9.9%.
- Lind Global Partners II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 442,480; shared voting power 0; sole dispositive power 442,480; shared dispositive power 0; aggregate amount beneficially owned 442,480 (8.8% of the class)
  Comment: The reporting person's ownership consists of 442,480 Warrants. Such Warrants may not be exercised if, following such exercise, the reporting person's beneficial ownership would exceed 9.9%.
- EASTON JEFF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 442,480; shared voting power 0; sole dispositive power 442,480; shared dispositive power 0; aggregate amount beneficially owned 442,480 (8.8% of the class)
  Comment: The reporting person's ownership consists of 442,480 Warrants. Such Warrants may not be exercised if, following such exercise, the reporting person's beneficial ownership would exceed 9.9%.

## Item 1. Issuer
Name of issuer: TENAX THERAPEUTICS, INC.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina, 27517

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

o Lind Global Fund II LP, a Delaware limited partnership;
o Lind Global Partners II LLC, a Delaware limited liability company; and
o Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.

Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

444 Madison Ave, Floor 41
New York, NY 10022
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lind Global Fund II LP: By: Lind Global Partners II LLC, its General Partner, By: /s/ Jeff Easton, Jeff Easton, Managing Member (11/14/2025)
- Lind Global Partners II LLC: /s/ Jeff Easton, Jeff Easton, Managing Member (11/14/2025)
- EASTON JEFF: /s/ Jeff Easton, Jeff Easton (11/14/2025)